

Mail Stop 3030

February 26, 2010

Mr. Roger G. Little
Chief Executive Officer
Spire Corporation
One Patriots Park
Bedford, MA   01730-2396

> **Re: Spire Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-12742**

Dear Mr. Little:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel H. Morris
Special Counsel